Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

April 18, 2023

[VIA EDGAR]

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Transamerica Structured Index AdvantageSM Annuity: Form S-1 Registration

Statement (File No. 333-269398)

Mr. Cowan:

This letter responds to comments provided by Sally Samuel via telephone on April 14, 2023, with respect to the above-referenced filing for the Transamerica Structured Index AdvantageSM Annuity.

For your convenience, I have restated those comments below, and followed each comment with our response.

Comment 1: Prospectus Page 31, Surrender Charges. Please provide a definition for ‘surrender charge-free amount’ here.

Response: Disclosure has been revised. Please see attached courtesy copy.

Comment 2: Prospectus Page 31, Surrender Charges. Please revise the examples of surrender charge-free calculations for clarity.

Response: Disclosure has been revised. Please see attached courtesy copy.

If you have any questions regarding these responses, please contact Brian Stallworth at (720) 488-7884 or brian.stallworth@transamerica.com. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth
Assistant General Counsel